UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*


                                   COSI, INC.
                                   ----------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)



                                    22122P101
                                    ---------
                                 (CUSIP Number)

                                DECEMBER 23, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22122P101             Schedule 13G                       Page  2 of 15


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

         Kafig Pty. Ltd.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box
         if a Member of a Group
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Australia
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               1,456,366 (1)
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          1,456,366 (1)
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,456,366 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         5.4%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         OO
--------------------------------------------------------------------------------

------------------------
(1) Includes 118,459 shares of common stock, par value $0.01 per share of the Issuer (the "Common Stock"), issuable upon exercise of outstanding warrants.

CUSIP NO. 22122P101             Schedule 13G                       Page  3 of 15


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

         Belib Pty. Ltd.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box
         if a Member of a Group
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Australia
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               16,860
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          16,860
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         16,860
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         0.1%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         OO
--------------------------------------------------------------------------------

CUSIP NO. 22122P101             Schedule 13G                       Page  4 of 15


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

         Camel Pty. Ltd.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box
         if a Member of a Group
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Australia
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               16,860
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          16,860
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         16,860
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         0.1%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         OO
--------------------------------------------------------------------------------

CUSIP NO. 22122P101             Schedule 13G                       Page  5 of 15


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

         Cajob Pty. Ltd.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box
         if a Member of a Group
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Australia
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               16,860
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          16,860
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         16,860
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         0.1%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         OO
--------------------------------------------------------------------------------

CUSIP NO. 22122P101             Schedule 13G                       Page  6 of 15


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

         Jokren Pty. Ltd.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box
         if a Member of a Group
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Australia
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               112,405
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          112,405
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         112,405
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         0.4%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         OO
--------------------------------------------------------------------------------

CUSIP NO. 22122P101             Schedule 13G                       Page  7 of 15


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

         Kafig Nominees Pty. Ltd.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box
         if a Member of a Group
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Australia
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               1,456,366
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          1,456,366
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,456,366
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         5.4%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         OO
--------------------------------------------------------------------------------

CUSIP NO. 22122P101             Schedule 13G                       Page  8 of 15


Item 1.  (a)      NAME OF ISSUER

                  Cosi, Inc. (the "Company").

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  242 West 36th Street
                  New York, New York 10018

Item 2.  (a)      NAMES OF PERSONS FILING

                           This Statement is being filed on behalf of each of
                  the following persons (collectively, the "Reporting Persons")

                  (i) Kafig Pty. Ltd., an Australian Proprietary Limited Company ("Kafig");

                  (ii) Belib Pty. Ltd., an Australian Proprietary Limited Company ("Belib");

                  (iii) Camel Pty. Ltd., an Australian Proprietary Limited Company ("Camel");

                  (iv) Cajob Pty. Ltd., an Australian Proprietary Limited Company ("Cajob");

                  (v) Jokren Pty. Ltd., an Australian Proprietary Limited Company ("Jokren"); and

                  (vi) Kafig Nominees Pty. Ltd. (formerly known as Libbers Pty. Ltd.), an Australian Proprietary Limited Company ("Kafig Nominees").

CUSIP NO. 22122P101             Schedule 13G                       Page  9 of 15


         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address of the principal business offices of (i) Kafig,
                  (ii) Belib, (iii) Camel, (iv) Cajob, (v) Jokren, and (vi) Kafig Nominees is Level 9, 161 Collins Street, Melbourne, Victoria 3000, Australia.

         (c)      CITIZENSHIP

                  (i)      Kafig - an Australian Proprietary Limited Company

                  (ii)     Belib - an Australian Proprietary Limited Company

                  (iii)    Camel - an Australian Proprietary Limited Company

                  (iv)     Cajob - an Australian Proprietary Limited Company

                  (v)      Jokren - an Australian Proprietary Limited Company

                  (vi)     Kafig Nominees - an Australian Proprietary Limited
                           Company

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $0.01 per share (the "Common Stock")

         (e)      CUSIP NUMBER

                  22122P101

CUSIP NO. 22122P101             Schedule 13G                       Page 10 of 15


Item 3. This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:


                  (i) Kafig may be deemed to beneficially own an aggregate of 1,456,366 shares of Common Stock. This includes 1,337,907 shares of Common Stock that Kafig owns directly and 118,459 shares of Common Stock issuable to Kafig upon exercise of warrants held by Kafig.

                  (ii) Belib may be deemed to beneficially own 16,860 shares of Common Stock.

                  (iii) Camel may be deemed to beneficially own 16,860 shares of Common Stock.

                  (iv) Cajob may be deemed to beneficially own 16,860 shares of Common Stock.

                  (v) Jokren may be deemed to beneficially own 112,405 shares of Common Stock.

                  (vi) As the sole shareholder of Kafig, Kafig Nominees may be deemed to beneficially own the 1,456,366 shares of Common Stock beneficially owned by Kafig.

         (b)      PERCENTAGE OWNED:

                  According to the information known to the Reporting Persons, there are 26,964,954 shares of Common Stock outstanding. If the warrants held by Kafig to purchase 118,459 shares of Common Stock were exercised, 27,083,413 shares of Common Stock would be outstanding. Based on calculations made in accordance with Rule 13d-3(d):

                  (i) Kafig may be deemed to beneficially own approximately 5.4% of the outstanding Common Stock,

                  (ii) Belib may be deemed to beneficially own approximately 0.1% of the outstanding Common Stock,

                  (iii) Camel may be deemed to beneficially own approximately 0.1% of the outstanding Common Stock,

                  (iv) Cajob may be deemed to beneficially own approximately 0.1% of the outstanding Common Stock,

                  (v) Jokren may be deemed to beneficially own approximately 0.4% of the outstanding Common Stock, and

                  (vi) Kafig Nominees may be deemed to beneficially own approximately 5.4% of the outstanding Common Stock.

CUSIP NO. 22122P101             Schedule 13G                       Page 11 of 15


         (c)      NUMBER OF SHARES OF COMMON STOCK AS TO WHICH SUCH PERSON HAS:

                  (i) Kafig may be deemed to have the sole power to direct the voting and disposition of the 1,456,366 shares of Common Stock beneficially owned by Kafig.

                  (ii) Belib may be deemed to have the sole power to direct the voting and disposition of the 16,860 shares of Common Stock beneficially owned by Belib.

                  (iii) Camel may be deemed to have the sole power to direct the voting and disposition of the 16,860 shares of Common Stock beneficially owned by Camel.

                  (iv) Cajob may be deemed to have the sole power to direct the voting and disposition of the 16,860 shares of Common Stock beneficially owned by Cajob.

                  (v) Jokren may be deemed to have the sole power to direct the voting and disposition of the 112,405 shares of Common Stock beneficially owned by Jokren.

                  (vi) Kafig Nominees, as sole shareholder of Kafig, may be deemed to have the sole power to direct the voting and disposition of the 1,456,366 shares of Common Stock beneficially owned by Kafig.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

CUSIP NO. 22122P101             Schedule 13G                       Page 12 of 15


Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 22122P101             Schedule 13G                       Page 13 of 15


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated:   May 4, 2004

             KAFIG PTY. LTD., an Australian Proprietary Limited Company

                                By:     /s/ Joshua Liberman
                                        ---------------------------------------
                                        Name:   Joshua Liberman
                                        Title:  Director

                                By:     /s/ Sue Conway
                                        ---------------------------------------
                                        Name:   Sue Conway
                                        Title:  Company Secretary


             BELIB PTY. LTD., an Australian Proprietary Limited Company

                                By:     /s/ Joshua Liberman
                                        ---------------------------------------
                                        Name:   Joshua Liberman
                                        Title:  Director

                                By:     /s/ Sue Conway
                                        ---------------------------------------
                                        Name:   Sue Conway
                                        Title:  Company Secretary


             CAMEL PTY. LTD., an Australian Proprietary Limited Company

                                By:     /s/ Joshua Liberman
                                        ---------------------------------------
                                        Name:   Joshua Liberman
                                        Title:  Director

                                By:     /s/ Sue Conway
                                        ---------------------------------------
                                        Name:   Sue Conway
                                        Title:  Company Secretary


             CAJOB PTY. LTD., an Australian Proprietary Limited Company

                                By:     /s/ Joshua Liberman
                                        ---------------------------------------
                                        Name:   Joshua Liberman
                                        Title:  Director

                                By:     /s/ Sue Conway
                                        ---------------------------------------
                                        Name:   Sue Conway
                                        Title:  Company Secretary


             JOKREN PTY. LTD., an Australian Proprietary Limited Company

                                By:     /s/ Joshua Liberman
                                        ---------------------------------------
                                        Name:   Joshua Liberman
                                        Title:  Director

                                By:     /s/ Sue Conway
                                        ---------------------------------------
                                        Name:   Sue Conway
                                        Title:  Company Secretary


             KAFIG NOMINEES PTY. LTD., an Australian Proprietary Limited Company

                                By:     /s/ Joshua Liberman
                                        ---------------------------------------
                                        Name:   Joshua Liberman
                                        Title:  Director

                                By:     /s/ Sue Conway
                                        ---------------------------------------
                                        Name:   Sue Conway
                                        Title:  Company Secretary